EXHIBIT 99.1

Caledonia Mining Corporation Plc Issue of Securities to Directors and Long Term Incentive Awards

ST HELIER, Jersey, Jan. 14, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the “Company” or “Caledonia”) (NYSE American: CMCL; AIM: CMCL; TSX: CAL) announces that following the maturing of long term incentive plan awards on January 11, 2019 (i) a total of 93,664 securities in the Company have been issued to Caledonia’s Chief Executive Officer and Chief Financial Officer and (ii) the Company has made new long term incentive plan awards to members of its senior management team.

The securities have been issued in the form of depositary interests representing shares in the Company.  The number of securities issued and the resulting interests of the recipients in the share capital of the Company are set out below:

Name	Position	Number of depositary interests issued	Resulting interest in share capital of the Company (number and percentage)
Steve Curtis	Director and Chief Executive Officer	67,082	161,382 (1.5%)
Mark Learmonth	Director and Chief Financial Officer	26,582	96,688 (0.9%)

Application has been made by Caledonia for the admission of the depositary interests to trading on AIM and it is anticipated that trading in such securities will commence on January 16, 2019.

Following issue of the shares underlying the depositary interests, the Company has a total number of shares in issue of 10,696,817 common shares of no par value each.  Caledonia has no shares in treasury; therefore, this figure may be used by holders of securities in the Company as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

Further details of the transactions are set out in the notifications below.

Caledonia also announces that the Compensation Committee of the board of directors has made new long term incentive plan awards under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”) to the following members of its senior management:

Name	Position	Grant values
Steve Curtis	Director and Chief Executive Officer	USD270,000
Dana Roets	Chief Operating Officer	USD170,000
Caxton Mangezi	General Manager, Blanket Mine	USD143,401

The awards are in the form of Performance Units (“PSUs”) as defined in the Plan and constitute the combined “Tranche 4 PSUs” and “Tranche 5 PSUs” as set out in the announcement of the Company made on January 12, 2016, as increased commensurate with increases in recipients’ salaries since 2016.  The vesting date for the PSUs shall be the third anniversary of the date of the award, being January 11, 2022.

The number of PSUs awarded is equal to the monetary value of the award divided by the “Fair Market Value” (as defined in the Plan) of the Company’s shares, being the greater of (i) the closing price of Caledonia’s shares on the Toronto Stock Exchange on the trading day preceding the date of the award or (ii) the volume-weighted average closing price of Caledonia’s shares on the Toronto Stock Exchange for the five days preceding the date of the award, converted to the USD equivalent based on the CAD/USD exchange rate for the 3 months immediately preceding the valuation date, i.e. approximately USD 6.09.

The final number of PSUs which vest on maturity of the awards will be adjusted to reflect the actual performance of the Company in terms of targeted gold production. If actual performance is less than 70% of target, no PSUs will vest; if actual performance is greater than 70% of target, the number of vesting PSUs will be adjusted pro rata on a linear basis, subject to a maximum of 200% of the initial target PSUs. Each PSU entitles the participant to receive the cash equivalent of the Fair Market Value of one Caledonia common share on the maturity of the award or alternatively to elect to receive some or all of the PSUs in the form of securities in the Company.

For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland
Adrian Hadden/Jessica Cave/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh
Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Steve Curtis

2	Reason for the notification

a)	Position/status	Director and Chief Executive Officer

b)	Initial notification/ Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Caledonia Mining Corporation Plc

b)	LEI	21380093ZBI4BFM75Y51

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Depositary interests representing common shares of no par value

	Identification code	JE00BF0XVB15

b)	Nature of the transaction	Issue of securities

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		CAD8.0742	67,082

d)	Aggregated information

	- Aggregated volume	67,082

	- Price	CAD8.0742

e)	Date of the transaction	11 January 2019

f)	Place of the transaction	AIM of the London Stock Exchange plc

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mark Learmonth

2	Reason for the notification

a)	Position/status	Director and Chief Financial Officer

b)	Initial notification/ Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Caledonia Mining Corporation Plc

b)	LEI	21380093ZBI4BFM75Y51

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Depositary interests representing common shares of no par value

	Identification code	JE00BF0XVB15

b)	Nature of the transaction	Issue of securities

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		CAD8.0742	26,582

d)	Aggregated information

	- Aggregated volume	26,582

	- Price	CAD8.0742

e)	Date of the transaction	11 January 2019

f)	Place of the transaction	AIM of the London Stock Exchange plc